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                                                                       EXHIBIT 5


                                March 30, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

     As legal counsel for Pacific Research & Engineering Corporation, a California corporation (the "Company"), we are rendering this opinion in connection with the registration under the Securities Act of 1933, as amended, of up to 100,100 shares of the Common Stock of the Company which may be issued pursuant to an individual warrant to purchase Common Stock of the Company (the "Warrant"). We have examined all instruments, documents and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

     Based on such examination, we are of the opinion that the 100,100 shares of Common Stock which may be issued pursuant to the Warrant are duly authorized shares of the Company's Common Stock, and, when issued against receipt of the consideration therefor in accordance with the provisions of the Warrant, will be validly issued, fully paid and nonassessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and the use of our name wherever it appears therein.

                                 Respectfully submitted,


                                 /s/ GRAY CARY WARE & FREIDENRICH LLP

                                 GRAY CARY WARE & FREIDENRICH LLP